SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

Final Amendment

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Financial Realty Trust

(Name of Issuer)

American Financial Realty Trust

(Name of Filing Person (Offeror and Issuer))

4.375% Convertible Senior Notes due 2024

(Title of Class of Securities)

02607PAB3

(CUSIP Number of Class of Securities)

With a copy to:
Andrew S. Levine	Larry P. Medvinsky, Esq.
American Financial Realty Trust	Karl A. Roessner, Esq.
c/o Gramercy Capital Corp.	Clifford Chance US LLP
420 Lexington Ave.	31 West 52nd Street
New York, New York 10170	New York, New York 10019
(212) 297-1000	(212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$454,156,250 (a)	$17,848.34 (b)

(a)

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $450,000,000 aggregate principal amount of the 4.375% Convertible Senior Notes due 2024 (the “Notes”) are purchased at a price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

(b)

The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million of transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$17,848.34	Filing Party: American Financial Realty Trust
Form or Registration No.:	SC TO-I File No. 5-79643	Date Filed: March 3, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

                This final amendment (this “Final Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by American Financial Realty Trust, a Maryland real estate investment trust (the “Company”), with the Securities and Exchange Commission on March 3, 2008, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on March 12, 2008 and Amendment No. 2 to the Tender Offer Statement on Schedule filed by the Company on March 28, 2008 (as amended, the “Schedule TO”) in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of March 3, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).  Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

                As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Final Amendment, including all appendices, schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Final Amendment as set forth herein. You should read this Final Amendment together with the Schedule TO filed on March 3, 2008, Amendment No. 1 thereto filed on March 12, 2008 and Amendment No. 2 thereto filed on March 28, 2008.

ITEM 11.                Additional Information

                On April 2, 2008 the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on April 1, 2008.  A copy of the press release is filed herewith as an exhibit to this Schedule TO and is incorporated herein by reference.

ITEM 12.                Exhibits

                Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

                (a)(5)(iii) Press Release issued by the Company on April 2, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008

AMERICAN FINANCIAL REALTY TRUST

By:	/s/ Andrew S. Levine
Name:	Andrew S. Levine
Title:	Secretary and Vice President

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase dated March 3, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(5)	Press Release issued by the Company on March 3, 2008.*

(a)(5)(ii)	Press Release issued by the Company on March 28, 2008.*

(a)(5)(iii)	Press Release issued by the Company on April 2, 2008.**

(b)	Not applicable.

(d)(1)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

**Filed herewith.